January 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Icon Energy Corp.
Registration Statement on Form F-1
File No. 333-284370

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC (“Maxim”), as placement agent, hereby concurs in the request by Icon Energy Corp. that the effective date of the above-referenced Registration Statement be accelerated to 9:00 AM, Eastern Time, on Thursday, January 23, 2025, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg
Title: Co-Head of Investment Banking